Exhibit 99.1

NICE Introduces the Next Leap in CX, Creating Frictionless Experiences Beyond
the Contact Center with Customer Experience Interactions (CXi)

With a comprehensive set of digital and CCaaS assets, NICE CXone creates frictionless, end-to-end experiences from the digital doorstep across the entire customer journey

Hoboken, N.J., October 7, 2021 – NICE (Nasdaq: NICE) today announced the next leap in customer experience (CX) with the introduction of Customer Experience Interactions (CXi), a new framework delivered through a unified suite of applications on the CXone platform. CXi empowers organizations to intelligently meet their customers wherever their journey begins, enables resolution through AI and data driven self-service and prepares agents to successfully resolve any customer needs event.

CXi offers a comprehensive approach to bridge the gap between today’s consumer expectations and organizations’ delivery of extraordinary experiences. Redefining the way organizations engage and interact with customers, CXi provides the industry’s only combination of CCaaS, WFO, Analytics, AI and Digital Self-Service based on CXone, the world’s leading cloud native CX platform. This creates smart, connected, self-service and human assisted interactions across the entire customer journey.

CXi is delivered through the seamless integration of several core capabilities as part of the CXone platform:

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Digital entry point solutions that enable giving customers a smart beginning to their journey right at that digital doorstep, such as at their Internet search, and by getting customers the right content, guiding them to find what they are looking for, and interacting proactively rather than waiting for them to initiate the journey.

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Full journey orchestration solutions that connect and route customers across their entire journey in a way that’s seamless, consistent and smart, combining digital channels, voice, self-service and agent-assist as one.

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Smart self-service capabilities that enable organizations to build intelligent automated conversations based on data that indicates what customers want and how they express it. This comes with the ability to find and deliver the right content and resolutions to customer needs.

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Prepared contact center agents that are engaged in real-time, knowledgeable and empowered so they can create the most hyper-personalized, unique interactions that delight customers and resolve issues quickly.

•	Complete performance solutions based on NICE’s leading suite of WFO, Analytics and VOC solutions to help understand, analyze and improve journeys, continuously improving customer experiences.

At the core of CXi is Enlighten AI, NICE’s unique CX-focused and purpose-built AI engine. Based on CX conversation dates, Enlighten AI provides specific predictions, decisions and actions for a variety of relevant use cases, from smarter forecasting through agent soft-skills behaviors and all the way to predicting CSAT.

“We are living through expedited cycles of technology innovation and adoption, leading to the constant creation of new consumer expectations,” said Paul Jarman, NICE CXone CEO. “In fact, customer expectations will change more in the next five years than they have in the previous 15 years. The traditional service approach misses the full journey and set of customer needs. Owning every digital doorstep and mastering each of them to provide meaningful experiences to customers is not only an incredible engine for meaningful disruption and market differentiation but is also crucial for true customer satisfaction and brand loyalty. Today, we are driving a new CX standard powered by CXone that unifies all interactions in one, smart platform.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.